As filed with the Securities and Exchange Commission on January 26, 2009

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Rule 13e-4)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

BioForm Medical, Inc.

(Name of Subject Company (issuer))

BioForm Medical, Inc.

(Name of Filing Person (offeror))

Options to Purchase Common Stock,

Par Value $0.01 Per Share

(Title of Class of Securities)

09065G982

(CUSIP Number of Class of Securities)

Steven L. Basta

Chief Executive Officer

BioForm Medical, Inc.

1875 South Grant Street

Suite 200

San Mateo, California 94402

(650) 286-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

David J. Saul, Esq.

Ropes & Gray LLP

1900 University Avenue, 6th Floor

Palo Alto, California 94303

(650) 617-4000

CALCULATION OF FILING FEE
Transaction Valuation	Amount of Filing Fee
$1,668,272.00*	$65.56 **

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that all options to purchase the Issuer’s common stock that are eligible for exchange will be exchanged for new options and cancelled pursuant to this offer. The new options have a value of $1,668,272.00 calculated using the Black-Scholes method based on a price per share of common stock of $0.96, the average of the high and low prices of the Issuer’s common stock as reported on The NASDAQ Global Market on December 17, 2008.
**	Calculated at $39.30 per $1,000,000 of the Transaction Value, pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Advisory #6 for Fiscal Year 2008, effective December 31, 2007.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $65.56	Filing Party: BioForm Medical, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: December 19, 2008
☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
☐	Check the appropriate boxes to designate any transactions to which this statement relates:
☐	third party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.     ☒

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by BioForm Medical, Inc., a Delaware corporation (the “Company”) with the Securities and Exchange Commission (the “SEC”) on December 19, 2008, (the “Schedule TO”), in connection with the offer by the Company to eligible employees and officers to exchange each outstanding option to purchase shares of the Company’s common stock previously granted under the Company’s equity incentive compensation plans that had an exercise price per share equal to or greater than $3.70 per share on a one-for-one basis for the grant of a new option to purchase shares of the Company’s common stock issued under the BioForm Medical, Inc. Amended and Restated 2007 Equity Incentive Plan at an exercise price equal to the closing price of the Company’s common stock on the NASDAQ on the date of grant. This Amendment is filed for the purpose of reporting the results of the exchange offer.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following sentences:

The exchange offer expired at 7:00 p.m., Pacific Time, on January 22, 2009. A total of 240 Eligible Employees participated in the Exchange Offer. At the commencement of the Eligibility Period, the Company had 4,321,717 shares that were eligible for exchange. As a result of certain personnel departures, at the end of the Eligibility Period, the Company had 3,901,717 shares eligible for exchange. Pursuant to the Exchange Offer, the Company accepted for exchange Eligible Options to purchase an aggregate of 3,688,217 shares of the Company’s common stock, representing 94.5% of the total shares of the Company’s common stock underlying the Eligible Options at the end of the Eligibility Period. In accordance with the terms and conditions of the Exchange Offer, on January 22, 2009, the Company granted New Options to purchase an aggregate of 3,688,217 shares of the Company’s common stock in exchange for the cancellation of the tendered Eligible Options. The exercise price per share of each New Option was $1.12, which was the last reported sale price per share of the Company’s common stock, as reported on The Nasdaq Global Market on January 22, 2009, the expiration date of the Exchange Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIOFORM MEDICAL, INC.

By:	/s/ Steven L. Basta
Steven L. Basta Chief Executive Officer

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